CONSENT OF QUALIFIED PERSON

Ladies and Gentlemen:

The undersigned hereby consents to:

(1) the use of the technical report titled **"S-K 1300 Technical Report Summary – 2024 Initial Assessment for the New Polaris Gold Project, British Columbia, Canada"** (the "Technical Report Summary") with an effective date of April 20, 2023, in connection with the Registration Statement on Form S-1 filed by Canagold Resource Ltd. (the "Company") on September 24, 2024, and any amendment or supplements and/or exhibits thereto (collectively, the "Registration Statement");

(2) the use of, and all references to, my name or status as an expert or "qualified person" (as defined in Regulation S-K subpart 1300) included or incorporated by reference in the Registration Statement; and

(3) any extracts from, or summary of, the Technical Report Summary included or incorporated by reference in the Registration Statement and the use of any information derived, summarized, quoted or referenced from the Technical Report Summary, or portions thereof, that was prepared by the me, that I supervised the preparation of, and/or that was reviewed and approved by me, that is included or incorporated by reference in the Registration Statement.

Dated: September 24, 2024

"signed and sealed"

By: ______________________
Sue Bird, P.Eng.
Moose Mountain Technical Services